Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Quarter of 2024 Financial Results

•	Total revenues decreased 7.1% year over year to RMB352.2 million (US$48.8 million)[1]. Hotel revenues increased 8.8% year over year to RMB274.8 million.

•	Income from operations was RMB72.2 million (US$10 million) compared to RMB52.3 million for the first quarter of 2023.

•	Net income was RMB57.3 million (US$7.9 million) compared to RMB32.6 million for the first quarter of 2023.

•	Adjusted EBITDA (non-GAAP)[2] increased 17.2% year over year to RMB109.4 million (US$15.2 million)[1].

•	Core net income (non-GAAP)[3]increased 21.5% year over year to RMB60.7million (US$ 8.4million)[1]

SHANGHAI, June 25, 2024 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the first quarter of 2024.

First Quarter of 2024 Operational Highlights

Hotels

•	A total of 4,256 hotels with 313,531 hotel rooms were in operation as of March 31, 2024.

•	The Company opened 109 hotels and had a pipeline of 994 hotels contracted for or under development as of March 31, 2024.

•	The average daily room rate was RMB169, an increase of 0.9% from RMB167 in the first quarter of 2023.

•	The occupancy rate was 67.8%, down from 71.7% in the first quarter of 2023.

•	Revenue per available room, or RevPAR, was RMB114, a 4.6% year-over-year decrease.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2203 on March 31, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/.

2 .Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and other general expenses, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

3.Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25 % tax), other expense(net of 25% tax), one-time fees and expense, and other general expenses but excludes government subsidies ( net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

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Restaurants

•	A total of 185 restaurants were in operation as of March 31, 2024

•	The AC (average check) was RMB59, a 5.8% year-over-year increase.

•	The ADT (average daily tickets) was 94, down from 109 in the first quarter of 2023.

•	The ADS (average daily sales per store) was RMB5,525, a decrease of 8.7% from RMB6,051 in the first quarter of 2023.

“Overall, we delivered some significant improvements in the first quarter with substantial increases in both operating and net incomes.

Conditions in our hotel business were mixed as consumer behavior continued to evolve in a more competitive environment while we are continuously upgrading a large portion of hotels in our portfolio. Against this scenario, we managed to deliver an 8.8% revenue increase year over year and a 21.1% increase in hotel Adjusted EBITDA. We believe our business matrix will improve as we are completing these upgrades and open more new hotels.

We made further progress in the repositioning of our restaurant business with an absolute focus on robust profitability. We grew our network of franchisees as we further expanded the number of street stores. We have completed our closure of the restaurants in the supermarket anchored regional shopping centers, due to less foot traffic to our stores. We have now completed this phase of our forward strategy and are focused on store count growth again in regions where we have strong brand recognition,” said Mr. Alex S. Xu, Chairman and Chief Executive Office of GreenTree.

First Quarter Of 2024 Financial Results

	Quarter Ended
	March 31, 2023	March 31, 2023	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	82,073,240	89,376,893	(559,217)	170,890,916
Franchised-and-managed revenues	169,480,457	963,919	-	170,444,376
Wholesales and others	1,036,848	36,848,279	-	37,885,127
Total revenues	252,590,545	127,189,091	(559,217)	379,220,419

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	Quarter Ended
	March 31, 2024	March 31, 2024	March 31, 2024	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	122,541,793	46,367,979	-	168,909,772	23,393,733
Franchised-and-managed revenues	151,159,511	1,535,341	-	152,694,853	21,147,993
Wholesales and others	1,144,727	29,753,299	(275,222)	30,622,804	4,241,209
Total revenues	274,846,031	77,656,619	(275,222)	352,227,429	48,782,935

Total revenues were 352.2 million (US$48.8 million)，a 7.1% year-over-year decrease.

Hotel revenues were RMB274.8 million (US$38.1 million), an 8.8% year-over-year increase. The increase was mainly attributable to an 8.9% year-over-year increase in the RevPAR of L&O hotels and more newly opened L&O hotels since the second quarter of 2023, offset by a 4.9% year-over-year decrease in the RevPAR of F&M hotels.

Restaurant revenues were RMB77.7 million (US$10.8 million), a 38.9% year-over-year decrease. The decrease was mainly due to the strategic repositioning of this business, closing unprofitable L&O stores and opening more F&M stores.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB168.9 million (US$23.4 million)[1], a 1.2% year-over-year decrease.

Total revenues from L&O hotels were RMB122.5 million (US$17 million)[1], a 49.3% year-over-year increase. The increase was primarily attributable to an 8.9% year-over-year increase in the first quarter RevPAR of L&O hotels and new L&O hotels opened.

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Total revenues from L&O restaurants were RMB46.4 million (US$6.4 million)[1], a 48.1% year-over-year decrease, mainly due to the closure of L&O restaurants and the year-over-year decrease in ADS.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB 152.7million (US$21.1 million), a 10.4% year-over-year decrease.

Total revenues from F&M hotels were RMB151.2 million (US$20.9 million), a 10.8% year-over-year decrease. Initial franchise fees decreased 56.4% year-over-year, mainly due to the lower initial franchisee fee rate. Recurring franchisee management fees and others decreased 5.5% year-over-year, primarily due to a 4.9% decrease in F&M hotels' Revpar.

Total revenues from F&M restaurants were RMB1.5 million (US$0.2million), a 59.3% year-over-year increase, as we opened more F&M stores.

Total revenues from wholesale and others were RMB30.6 million (US$4.2 million), a 19.2% year-over-year decrease, which was mainly due to the decline in the wholesale segment of the restaurant business.

Total operating costs and expenses

	Quarter Ended
	March 31, 2023	March 31, 2023	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	134,236,998	109,219,983	(301,671)	243,155,310
Selling and marketing expenses	11,075,999	4,939,580	-	16,015,579
General and administrative expenses	46,092,069	11,663,076	-	57,755,145
Other operating expenses	151,220	1,341,263	-	1,492,483
Impairment loss of goodwill	-	-	-	-
Other general expenses	11,664,345	-	-	11,664,345
Total operating costs and expenses	203,220,631	127,163,902	(301,671)	330,082,862

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	Quarter Ended
	March 31, 2024	March 31, 2024	March 31, 2024	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	146,226,642	62,149,597	(255,888)	208,120,351	28,824,336
Selling and marketing expenses	15,454,623	2,954,313	(19,334)	18,389,602	2,546,931
General and administrative expenses	38,469,631	9,171,998	-	47,641,629	6,598,289
Other operating expenses	666,301	1,541,981	-	2,208,282	305,844
Impairment loss of goodwill	-	-	-	-	-
Other general expenses	5,844,575	-	-	5,844,575	809,464
Total operating costs and expenses	206,661,772	75,817,889	(275,222)	282,204,439	39,084,864

Operating costs were RMB208.1 million (US$28.8 million)[1], a 14.4% year-over-year decrease.

Operating costs of the hotel business were RMB146.2 million (US$20.3 million)[1], a 8.9% year-over-year increase. The increase was mainly attributable to higher utilities costs due to the improvement in L&O hotels’ RevPAR, and higher rental and personnel costs due to the increase in the number of L&O hotels and F&M hotels.

Operating costs of the restaurant business were RMB62.1million (US$8.6 million)[1], a 43.1% year-over-year decrease, due to closure of L&O stores.

Selling and marketing expenses were RMB18.4 million (US$2.5 million)[1], a 14.8% year-over-year increase.

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Selling and marketing expenses of the hotel business were RMB15.5 million (US$2.1 million)[1], increased from RMB11.1 million one year ago. The increase was mainly attributable to the increase in business development and sales staff numbers.

Selling and marketing expenses of the restaurant business were RMB3.0 million (US$0.4 million)[1], a 40.2% year-over-year decrease, mainly attributable to lower sales staff related expenses after the closure of L&O stores.

General and administrative, or G&A expenses were RMB47.6 million (US$ 6.6 million)[1], a 17.5% year-over-year decrease.

G&A expenses of the hotel business were RMB38.5 million (US$5.3 million)[1], a 16.5% year-over-year decrease. The decrease was mainly due to the reversal of bad debt resulting from the decrease in long-aged accounts receivable.

G&A expenses of the restaurant business were RMB9.2 million (US$1.3 million)[1], a 21.4% year-over-year decrease, mainly due to lower staff related expenses and lower bad debts.

Other general expenses were RMB5.8 million (US$0.8 million)[1], a 49.9% year-over-year decrease. These expenses include provisions for loan receivables related to franchisee loans. The year-over-year decrease was attributable to the decrease in the loan balance thanks to the repayment of overdue debts.

Gross profit was RMB144.1 million (US$20.0 million)[1], a year-over-year increase of 5.9%. Gross margin was 40.9%, compared to 35.9% a year ago. The gross profit of the hotel business was RMB128.6 million (US$17.8 million)[1], an 8.7% year-over-year increase. The gross profit of the restaurant business was RMB15.5 million (US$2.1 million)[1], a 13.7% year-over-year decrease.

Income from operations was RMB72.2 million (US$10 million)[1] , compared to income from operations of RMB52.3 million in the first quarter of 2023, with a margin of 20.5%.

Income from operations of the hotel business was RMB70.4 million (US$9.7 million)[1], compared to an income from operations of RMB52 million in the first quarter of 2023, with a margin of 25.6%.

Income from operations of the restaurant business was RMB1.9 million (US$0.3 million)[1], compared to income from operations of RMB0.6 million in the first quarter of 2023, with a margin of 2.4%.

Net income was RMB57.3 million (US$7.9 million)[1], compared to a net income of RMB32.6 million in the first quarter of 2023, and net margin was 16.3%.

Net income of the hotel business was RMB57.3 million (US$7.9 million)[1], compared to a net income of RMB35.0 million in the first quarter of 2023, and net margin was 20.8%.

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Net loss of the restaurant business was nil, compared to a net loss of RMB2.2 million in the first quarter of 2023.

Adjusted EBITDA (non-GAAP)[2] was RMB109.4 million (US$15.2 million)[1], a year-over-year increase of 17.2%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, was 31.1%, compared to 24.6% a year ago.

Core net income (non-GAAP) [3] was RMB60.7 million (US$8.4 million)[1], a year-over-year increase of 21.5%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, was 17.2%, compared to 13.2% one year ago.

Earnings per American Depositary Share, or ADS, (basic and diluted) were RMB0.58 (US$0.08 )[1], up from RMB0.36 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) was RMB0.6 (US$0.08 )[1], up from RMB0.49 a year ago.

Cash flow Operating cash inflow was RMB90.7 million (US$12.6 million)[1] as a result of income from operations. Investing cash inflow for the first quarter of 2024 was RMB213.1 million (US$29.5 million)[1], which was primarily attributable to proceeds from maturities of short-term investments and offset by the increase of long-term time investments. Financing cash inflow was RMB83.2 million (US$11.5 million)[1], mainly attributable to the drawing down of bank facilities and offset by the repayment of bank borrowings.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of March 31, 2024, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,517.3 million (US$210.1 million)[1],compared to RMB1,337.1 million as of December 31, 2023.The increase was mainly due to continued improvement in our operating performance, drawing down of bank facilities, and repayment from franchisees.

Guidance

Based on our performance in the first five months of this year, we maintain our previous revenue guidance for the hotel business, that we expect to grow 7% to 12% year-over-year. We are withdrawing our guidance for the restaurant business given the significant revenue unpredictability resulting from its strategic repositioning.

The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods or the full year.

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Conference Call

GreenTree's management will hold an earnings conference call at 8:00 AM U.S. Eastern Time on June 25, 2024, (8:00 PM Beijing/Hong Kong Time on June 25, 2023).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until July 2, 2024.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	2914023

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

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The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investes, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of March 31, 2023, GreenTree had a total number of 4,256 hotels and 185 restaurants. In 2023, HOTELS magazine ranked GreenTree 12th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was the fourth largest hospitality company in China in 2022 according to the China Hospitality Association. In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

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For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

Financial Tables and Operational Data Follow

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	March 31	March 31	March 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	953,822,859	1,152,175,405	159,574,451
Restricted cash	2,720,982	4,532,526	627,748
Short-term investments	225,021,572	31,572	4,373
Investments in equity securities	32,272,989	22,146,357	3,067,235
Accounts receivable, net of allowance	142,262,308	122,414,456	16,954,206
Amounts due from related parties	47,062,819	20,692,709	2,865,907
Prepaid rent	-	-	-
Inventories	29,534,072	8,400,721	1,163,486
Other current assets	139,201,294	126,002,104	17,451,090
Loans receivable, net	158,565,259	103,678,058	14,359,245
Total current assets	1,730,464,154	1,560,073,908	216,067,741

Non-current assets:
Amounts due from a related party	112,360,000	110,000,000	15,234,824
Restricted cash	26,367,272	19,315,343	2,675,144
Long-term time deposits	-	285,570,000	39,550,988
Loans receivable, net	149,792,749	65,855,806	9,120,924
Property and equipment, net	888,599,359	784,053,346	108,590,134
Intangible assets, net	173,172,989	116,036,169	16,070,824
Goodwill	128,752,950	177,082,468	24,525,639
Long-term investments	180,824,192	180,600,002	25,012,811
Operating lease right-of-use assets	1,611,536,252	1,555,590,403	215,446,782
Other assets	115,656,298	107,382,513	14,872,306
Deferred tax assets	243,093,543	244,795,647	33,903,806
TOTAL ASSETS	5,360,619,758	5,206,355,605	721,071,923

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	-	200,000	27,700
Short-term bank loans	278,500,000	200,000	27,700
Accounts payable	128,212,354	64,268,468	8,901,080
Advance from customers	30,083,605	18,436,298	2,553,398
Amounts due to related parties	23,177,949	14,800,188	2,049,802
Salary and welfare payable	93,837,623	82,025,103	11,360,346
Deferred rent	-	-	-
Deferred revenue	197,096,092	192,051,020	26,598,759
Accrued expenses and other current liabilities	555,241,803	423,194,165	58,611,715
Income tax payable	71,251,884	121,029,924	16,762,451
Dividends payable	-	-	-
Operating lease liabilities, current	266,944,100	283,904,384	39,320,303
Deferred tax liabilities	34,408,879	-	-
Total current liabilities	1,678,754,289	1,200,109,550	166,213,254

Long-term bank loans	160,000,000	256,600,000	35,538,690
Deferred rent	-	-	-
Deferred revenue	230,935,621	195,259,974	27,043,194
Other long-term liabilities	121,625,146	118,615,555	16,428,065
Operating lease liabilities, non-current	1,463,742,002	1,418,705,518	196,488,445
Deferred tax liabilities	36,591,348	97,657,120	13,525,355
Unrecognized tax benefits	365,027,137	389,681,763	53,970,301
TOTAL LIABILITIES	4,056,675,543	3,676,629,480	509,207,304

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	30,827,953
Class B ordinary shares	115,534,210	115,534,210	16,001,303
Paid-in capital	94,000,801	-	-
Treasury Stock	(16,971,057)	(36,677,832)	(5,079,821)
Additional paid-in capital	1,491,516,416	1,680,729,011	232,778,279
Retained earnings (Accumulated losses)	(665,211,634)	(509,443,169)	(70,557,064)
Accumulated other comprehensive income	28,542,678	20,783,387	2,878,466
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,269,998,484	1,493,512,677	206,849,116

Non-controlling interests	33,945,729	36,213,449	5,015,505
Total shareholders’ equity	1,303,944,213	1,529,726,126	211,864,621

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,360,619,758	5,206,355,605	721,071,923

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	170,890,916	168,909,772	23,393,733
Franchised-and-managed revenues	170,444,376	152,694,853	21,147,993
Wholesales and others	37,885,127	30,622,804	4,241,209
Total revenues	379,220,419	352,227,429	48,782,935

Operating costs and expenses
Operating costs	(243,155,310)	(208,120,351)	(28,824,336)
Selling and marketing expenses	(16,015,579)	(18,389,602)	(2,546,931)
General and administrative expenses	(57,755,145)	(47,641,629)	(6,598,289)
Other operating expenses	(1,492,483)	(2,208,282)	(305,844)
Impairment loss of goodwill
Other general expenses	(11,664,345)	(5,844,575)	(809,464)
Total operating costs and expenses	(330,082,862)	(282,204,439)	(39,084,864)

Other operating income	3,159,519	2,225,933	308,288
Income from operations	52,297,076	72,248,923	10,006,359

Interest income and other, net	7,629,014	8,946,539	1,239,081
Interest expense	(5,528,061)	(1,739,829)	(240,964)
Gains (losses) from investment in equity securities	(4,536,562)	(9,252,584)	(1,281,468)
Other income, net	(2,149,582)	13,234,570	1,832,967
Income before income taxes	47,711,885	83,437,619	11,555,975

Income tax expense	(14,708,875)	(26,447,961)	(3,663,000)
Income (loss) before share of gains in equity investees	33,003,010	56,989,658	7,892,975

Share of loss/(income) in equity investees, net of tax	(445,618)	305,209	42,271
Net income(loss)	32,557,392	57,294,867	7,935,246

Net loss/(income) attributable to non-controlling interests	3,768,594	1,601,766	221,842
Net income attributable to ordinary shareholders	36,325,986	58,896,633	8,157,088

Net earnings per share
Class A ordinary share-basic and diluted	0.36	0.58	0.08
Class B ordinary share-basic and diluted	0.36	0.58	0.08

Net earnings per ADS
Class A ordinary share-basic and diluted	0.36	0.58	0.08
Class B ordinary share-basic and diluted	0.36	0.58	0.08

Weighted average shares outstanding
Class A ordinary share-basic and diluted	0.36	0.58	0.08
Class B ordinary share-basic and diluted	0.36	0.58	0.08

Other comprehensive income, net of tax
Foreign currency translation adjustments	810,574	(7,617,895)	(1,055,066)
Unrealized gains(loss) on available-for-sale investments, net of tax	-	-	-

Comprehensive income, net of tax	33,367,966	49,676,972	6,880,180

Comprehensive loss/(income) attributable to non-controlling interests	3,768,594	1,601,766	221,842
Comprehensive income (loss) attributable to ordinary shareholders	37,136,560	51,278,738	7,102,022

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GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	82,073,240	122,541,793	16,971,842
Franchised-and-managed revenues	169,480,457	151,159,511	20,935,350
Others	1,036,848	1,144,727	158,543
Total revenues	252,590,545	274,846,031	38,065,735

Operating costs and expenses
Hotel operating costs	(134,236,998)	(146,226,642)	(20,252,156)
Selling and marketing expenses	(11,075,999)	(15,454,623)	(2,140,441)
General and administrative expenses	(46,092,069)	(38,469,631)	(5,327,982)
Other operating expenses	(151,220)	(666,301)	(92,282)
Other general expenses	(11,664,345)	(5,844,575)	(809,464)
Total operating costs and expenses	(203,220,631)	(206,661,772)	(28,622,325)

Other operating income	2,608,096	2,182,615	302,289
Income from operations	51,978,010	70,366,874	9,745,699

Interest income and other, net	7,475,298	8,930,356	1,236,840
Interest expense	(4,724,690)	(1,740,682)	(241,082)
Gains (losses) from investment in equity securities	(4,536,562)	(9,310,256)	(1,289,456)
Other income, net	(2,426,540)	13,304,900	1,842,707
Income before income taxes	47,765,516	81,551,192	11,294,708

Income tax expense	(12,365,854)	(24,556,921)	(3,401,094)
Income (loss) before share of gains in equity investees	35,399,662	56,994,271	7,893,614

Share of loss/(income) in equity investees, net of tax	(445,618)	305,209	42,271
Net income(loss)	34,954,044	57,299,480	7,935,885

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GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Revenues
Leased-and-operated revenues	89,376,893	46,367,979	6,421,891
Franchised-and-managed revenues	963,919	1,535,341	212,642
Wholesales and others	36,848,279	29,753,299	4,120,784
Total revenues	127,189,091	77,656,619	10,755,317

Operating costs and expenses
Restaurant operating costs	(109,219,983)	(62,149,597)	(8,607,620)
Selling and marketing expenses	(4,939,580)	(2,954,313)	(409,168)
General and administrative expenses	(11,663,076)	(9,171,998)	(1,270,307)
Other operating expenses	(1,341,263)	(1,541,981)	(213,562)
Total operating costs and expenses	(127,163,902)	(75,817,889)	(10,500,657)

Other operating income	551,423	43,318	5,999
Income from operations	576,612	1,882,048	260,659

Interest income and other, net	153,716	16,183	2,241
Interest expense	(803,371)	853	118
Gains (losses) from investment in equity securities	-	57,672	7,987
Other income, net	276,958	(70,330)	(9,741)
Income before income taxes	203,915	1,886,426	261,264

Income tax expense	(2,407,407)	(1,891,040)	(261,906)
Income (loss) before share of gains in equity investees	(2,203,492)	(4,614)	(642)

Share of loss/(income) in equity investees, net of tax	-	-	-
Net income(loss)	(2,203,492)	(4,614)	(642)

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2023	March 31, 2023	March 31, 2023	March 31, 2023
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	82,073,240	89,376,893	(559,217)	170,890,916
Franchised-and-managed revenues	169,480,457	963,919	-	170,444,376
Wholesales and Others	1,036,848	36,848,279	-	37,885,127
Total revenues	252,590,545	127,189,091	(559,217)	379,220,419

Operating costs and expenses
Operating costs	(134,236,998)	(109,219,983)	301,671	(243,155,310)
Selling and marketing expenses	(11,075,999)	(4,939,580)	-	(16,015,579)
General and administrative expenses	(46,092,069)	(11,663,076)	-	(57,755,145)
Other operating expenses	(151,220)	(1,341,263)	-	(1,492,483)
Other general expenses	(11,664,345)	-	-	(11,664,345)
Total operating costs and expenses	(203,220,631)	(127,163,902)	301,671	(330,082,862)

Other operating income	2,608,096	551,423	-	3,159,519
Income from operations	51,978,010	576,612	(257,546)	52,297,076

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2024	March 31, 2024	March 31, 2024	March 31, 2024
	Hotel	Restaurant	Elimination	Total
	RMB	RMB	RMB	RMB
Revenues
Leased-and-operated revenues	122,541,793	46,367,979	-	168,909,772
Franchised-and-managed revenues	151,159,511	1,535,341	-	152,694,853
Wholesales and Others	1,144,727	29,753,299	(275,222)	30,622,804
Total revenues	274,846,031	77,656,619	(275,222)	352,227,429

Operating costs and expenses
Operating costs	(146,226,642)	(62,149,597)	255,888	(208,120,351)
Selling and marketing expenses	(15,454,623)	(2,954,313)	19,334	(18,389,602)
General and administrative expenses	(38,469,631)	(9,171,998)	-	(47,641,629)
Other operating expenses	(666,301)	(1,541,981)	-	(2,208,282)
Other general expenses	(5,844,575)	-	-	(5,844,575)
Total operating costs and expenses	(206,661,772)	(75,817,889)	275,222	(282,204,439)

Other operating income	2,182,615	43,318	-	2,225,933
Income from operations	70,366,874	1,882,048	-	72,248,923

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GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Operating activities:
Net (loss) income	32,557,392	57,294,867	7,935,247

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,337,638	31,341,704	4,340,776
Impairment of long-lived assets	2,900,000	-	-
Share of (income) loss in equity method investments	445,618	(305,209)	(42,271)
Noncash lease expense	64,053,832	64,818,043	8,977,195
Loss from disposal of a subsidiary	1,223,952	-	-
Interest income	(390,378)	-	-
Bad debt expenses	12,359,278	5,473,571	758,081
(Gains) losses and impairment on equity securities held	4,536,562	9,252,584	1,281,468
Loss (gains) on disposal of property, plant and equipment	(113,587)	2,352,048	325,755
Foreign exchange (gains) losses	987,543	(8,088,429)	(1,120,234)
Share-based compensation	(11,636)	15,662	2,169
Accounts receivable	(7,050,882)	1,844,427	255,450
Inventories	969,640	12,061,769	1,670,536
Amounts due from related parties	(961,185)	(397,603)	(55,067)
Other current assets	(7,726,682)	(5,490,017)	(760,359)
Other assets	4,964,235	(2,656,913)	(367,978)
Accounts payable	4,690,325	(8,858,209)	(1,226,848)
Amounts due to related parties	(1,632,355)	(1,876,431)	(259,883)
Salary and welfare payable	4,494,565	(4,306,993)	(596,512)
Deferred revenue	(4,481,873)	(6,876,613)	(952,400)
Advance from customers	3,602,826	(3,956,799)	(548,010)
Accrued expenses and other current liabilities	76,271,975	(23,815,642)	(3,298,428)
Income tax payable	18,311,461	8,247,211	1,142,226
Unrecognized tax benefits	15,024,896	7,555,977	1,046,491
Operating lease liabilities	(56,063,542)	(41,913,938)	(5,805,013)
Other long-term liabilities	(6,570,885)	(1,096,187)	(151,820)
Deferred taxes	(28,194,988)	110,338	15,282
Net cash provided by operating activities	165,533,745	90,729,218	12,565,853

Investing activities:
Purchases of property, plant and equipment	(34,116,117)	(10,554,525)	(1,461,785)
Purchases of intangible assets	(42,454)	-	-
Proceeds from disposal of property, plant and equipment	6,973,574	1,733,100	240,032
Proceeds from maturities of short-term investments	91,400,378	419,362,037	58,080,971
Purchases of long-term investments	-	(222,230,000)	(30,778,500)
Proceeds from disposal of a subsidiary	18,900,000	-	-
Loan to third parties	(1,000,000)	-	-
Repayment of loan from third parties	468,319	1,371,953	190,013
Loan to franchisees	(7,029,596)	-	-
Repayment from franchisees	26,834,584	23,461,007	3,249,312
Net cash (used in) provided by investing activities	102,388,688	213,143,572	29,520,043

Financing activities:
Repayment of bank loans	(136,600,000)	(116,800,000)	(16,176,613)
Proceeds from bank loans	117,000,000	200,000,000	27,699,680
Capital contribution from non-controlling interest holders	-	-	-
Net cash provided by (used in) financing activities	(19,600,000)	83,200,000	11,523,067

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(40,524)	(2,650,223)	(367,052)

Net (decrease) increase in cash and cash equivalents	248,281,909	384,422,562	53,241,910
Cash and cash equivalents at the beginning of the period	734,629,202	791,600,712	109,635,432
Cash and cash equivalents at the end of the period	982,911,111	1,176,023,274	162,877,342

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GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net income	32,557,393	57,294,867	7,935,247

Deduct:
Other operating income	3,159,519	2,225,933	308,288
Interest income and other, net	7,629,014	8,946,539	1,239,081
Share of gain in equity investees, net of tax	-	305,209	42,271
Other income, net	-	13,234,570	1,832,967

Add:
Other operating expenses	1,492,483	2,208,282	305,844
Other general expenses	11,664,345	5,844,575	809,464
Income tax expenses (benefits)	14,708,875	26,447,961	3,663,000
Share of loss in equity investees, net of tax	445,618	-	-
Interest expenses	5,528,061	1,739,829	240,964
Depreciation and amortization	31,080,092	31,341,704	4,340,776
Losses from investment in equity securities	4,536,562	9,252,584	1,281,468
Other expense, net	2,149,582	-	-
Adjusted EBITDA (Non-GAAP)	93,374,478	109,417,551	15,154,156

	Quarter Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net income	32,557,393	57,294,867	7,935,247

Deduct:
Government subsidies (net of 25% tax)	396,060	259,886	35,994
Gains from investment in equity securities (net of 25% tax)	-	-	-
Other income (net of 25% tax)	-	9,925,928	1,374,725

Add:
Share-based compensation	(11,636)	15,662	2,169
Losses from investments in equity securities (net of 25% tax)	3,402,422	6,939,438	961,101
Other expense (net of 25% tax)	1,612,187	-	-
One-time fees and expenses	1,147,778	815,188	112,902
Other general expenses	11,664,345	5,844,575	809,464
Core net income (Non-GAAP)	49,976,429	60,723,916	8,410,164

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	0.49	0.60	0.08
Class B ordinary share-basic and diluted	0.49	0.60	0.08

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Hotel Operational Data

	March 31, 2023	March 31, 2024
Total hotels in operation:	4,084	4,256
Leased and owned hotels	64	66
Franchised hotels	4,020	4,190
Total hotel rooms in operation	302,425	313,531
Leased and owned hotels	6,992	7,392
Franchised hotels	295,433	306,139
Number of cities	355	345

	Quarter Ended
	2023 Q1	2024 Q1
Occupancy rate (as a percentage)
Leased-and-owned hotels	62.9%	66.6%
Franchised hotels	71.9%	67.9%
Blended	71.7%	67.8%
Average daily rate (in RMB)
Leased-and-owned hotels	229	235
Franchised hotels	166	167
Blended	167	169
RevPAR (in RMB)
Leased-and-owned hotels	144	157
Franchised hotels	119	113
Blended	120	114

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	March 31, 2023	March 31, 2024	March 31, 2023	March 31, 2024
Mid-to-up-scale	425	498	41,124	47,264
GreenTree Eastern	202	233	22,212	25,191
Deepsleep Hotel	7	7	534	534
Gem	54	75	4,845	6,588
Gya	69	74	5,809	6,121
Vx	86	95	7,492	8,263
Urban Garden and others	7	14	232	567
Mid-scale	2,952	2,942	230,729	230,362
GreenTree Inn	2,225	2,260	182,242	182,570
GT Alliance	544	493	38,084	37,290
GreenTree Dianjing	55	58	1,305	1,296
GreenTree Apartment	20	21	1,289	1,382
Vatica	108	110	7,809	7,824
City 118 Selected and others	-	-	-	-
Economy hotels	707	816	30,572	35,905
Shell	707	816	30,572	35,905
City 118 and others	-	-	-	-
Total	4,084	4,256	302,425	313,531

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Restaurant Operational Data

	March 31, 2023	March 31, 2024
Total restaurants in operation:	255	185
Leased and owned restaurants	116	27
Franchised restaurants	139	158
Number of cities	64	53
Da Niang Dumplings	219	153
Bellagio	36	32

	Quarter Ended
	2023 Q1	2024 Q1
ADT
Leased-and-owned restaurants	61	44
Franchised restaurants	48	50
Blended	109	94
AC (in RMB)
Leased-and-owned restaurants	67	80
Franchised restaurants	40	40
Blended	55	59
ADS (in RMB)
Leased-and-owned restaurants	4,135	3,484
Franchised restaurants	1,915	2,041
Blended	6,050	5,525

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Maple Miao

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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